Exhibit 99.11

22 June 2005

Cable and Wireless plc – Annual Report and Annual General Meeting

Cable and Wireless plc has submitted copies of the following documents to the UK Listing Authority:

•	Annual Report and Accounts for the year ended 31 March 2005;
•	Annual Review;
•	Chairman’s Letter and Notice of Annual General Meeting (“AGM”); and
•	Form of Proxy.

These documents will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

The Annual Report or Annual Review, together with the Chairman’s Letter, Notice of AGM and Form of Proxy are being posted to shareholders and will be available on Cable and Wireless plc’s website (www.cw.com/AGM) from 7am on 22 June 2005.